April 16, 2007

Re:	Ingram Micro Inc. (File No. 001-12203)
Form 10-K: For the Year Ended December 30, 2006
Form 8-K: Filed on March 1, 2007
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Stephen G. Krikorian, Branch Chief — Accounting
Dear Mr. Krikorian:
          On behalf of Ingram Micro Inc. (the “Company”), I am responding to comments of the accounting staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated April 2, 2007 relating to the above-referenced filings.
          I have recited the comments of the Staff in bold type below, and have followed each comment with the response of the Company. Capitalized terms used but not defined herein have the meanings ascribed thereto in the above-referenced filings.
Form 10-K for Fiscal Year Ended December 30, 2006
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 24
1.	In your discussion of the results of operations, you sometimes refer to two or more sources as components that contributed to a material change. Quantify the amount of the change that was due to each of the factors or events that you identify. Some examples of items that should be quantified include the following (note that this list is not intended to be all-inclusive):

Stephen G. Krikorian,
Branch Chief — Accounting
Securities Exchange Commission
April 16, 2007

•	The increase in net sales from North American operations between fiscal year 2004 and fiscal year 2006 attributable to the improving demand of IT products and services in the region in 2006, the additional revenue arising from the acquisition of AVAD in July 2005, and gains from your growth-enhancement initiatives in the region;

•	The decrease in gross margin between fiscal year 2004 and fiscal year 2006 due to a continuing competitive pricing environment in certain markets in which you operate and the impact from the issues with the implementation of your German warehouse management system, partially offset by the results of your ongoing product diversification strategy; and

•	The increase in selling, general and administrative expenses between fiscal year 2004 and fiscal year 2006 as a result of the implementation of a new warehouse management system in Germany and increased expenses required to support the growth of your business in 2006.
     Refer to Section III.D of SEC Release 33-6835. Revise future filings accordingly.
Management has reviewed Section III.D of SEC Release 33-6835 and confirms that, whenever possible, the Company will quantify or further clarify the material factors that drive its operating results. However, many of the factors contributing to changes in the Company’s financial results are external drivers which cannot be specifically quantified. These factors typically relate to general trends management is seeing in the marketplace, such as competitive pressure or overall demand improvement, which cannot be reasonably quantified in the aggregate or individually. Additionally, there are instances where such quantification may provide competitively sensitive information such as trends with respect to certain product lines or country-level results or

Stephen G. Krikorian,
Branch Chief — Accounting
Securities Exchange Commission
April 16, 2007

gross margin information on a regional basis. In an effort to provide the reader with a better understanding of the Company’s performance, these important trends and drivers are still cited, even if their impacts cannot be specifically quantified. For other specific areas that the Staff has raised, the Company will provide quantifications, where possible, in its future filings (e.g. changes due to acquisitions and other discrete events that impact the results of operations). Where amounts cannot be quantified, management will attempt to provide the reader with greater clarity as to the relative order of significance for key drivers in the Company’s future filings.
2.	We note that the expansion of a direct sales strategy by one or more of your major vendors, changes in terms and conditions by your vendors and/or softening of demand could adversely affect revenues and profitability in the near term. Tell us what consideration you gave to disclosing the impact, if any, that these known uncertainties have had on your historical results of operations.
The purpose of this disclosure was to call out certain primary risk factors that could impact the Company’s results going forward. The Company’s results year to year are driven by these factors in combination with a number of other trends in the business. For many of the same reasons cited in the Company’s response to the Staff’s comment 1 in this letter, specific quantification is not possible for these factors. However, in the “Overview of Our Business” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 20 of the Company’s Annual Report on Form 10-K for the year ended December 30, 2006, management identified that two of the factors noted in this disclosure were primary contributors to the Company’s revenue decline from the fourth quarter of 2000 through most of 2003. Management will continue to consider these and other significant factors in its ongoing discussion of the Company’s results of operations.

Stephen G. Krikorian,
Branch Chief — Accounting
Securities Exchange Commission
April 16, 2007

Liquidity and Capital Resources
Contractual Obligations, page 23
3.	It appears that you have aggregated your operating lease obligations with your purchase obligations within one line item of your Contractual Obligations table. Tell us what consideration you gave to disaggregating these two specific types of contractual obligations as shown in the table that follows paragraph (a)(5)(i) of Item 303 of Regulation S-K.
Under the Company’s normal trade purchase agreements, the Company has no binding purchase obligations with its vendors. The Company has, however, contracted certain service agreements related to IT and business process outsourcing agreements as disclosed in Note 5 to the Contractual Obligations Table and further discussed in Note 10 to its consolidated financial statements. These outsourcing agreements have not been separately disclosed from operating leases on its Contractual Obligations Table as the Company believes the amounts related to outsourcing agreements are individually, and in the aggregate, not material to warrant separate presentation (less than 20% of aggregate line item in the table and less than 10% of total contractual obligations).

Stephen G. Krikorian,
Branch Chief — Accounting
Securities Exchange Commission
April 16, 2007

Notes to Consolidated Financial Statements
Note 10. Commitments and Contingencies, page 55
4.	We note from your Form 8-K filed March 1, 2007 that a $33 million charge is expected to be recognized as cost of sales in the first quarter of 2007 as a result of the proposed tax legislation in Brazil that was enacted and became law on February 28, 2007. Provide us with your analysis under paragraph 8 in Statement of Financial Accounting Standards No. 5, Accounting for Contingencies, and AICPA Auditing Standards AU Section 560, Subsequent Events, as of December 30, 2006. We also refer you to paragraph 3, which provides guidance on assessing the likelihood that a future event or events will confirm the loss or impairment of an asset or the incurrence of a liability. In your response, tell us how management was able to conclude that the contingent liability was less than probable as of December 30, 2006.
Since Ingram Micro was first assessed by the Brazilian taxing authorities in 2003 for the commercial taxes in question, the Company has analyzed this potential liability in accordance with Statement of Financial Accounting Standards No. 5 (“SFAS 5”). Over the period since 2003, the Company has continued to challenge this assessment before the appropriate Brazilian tax appeals authorities. Over the same period, it has been management’s opinion, based on the advice of outside legal counsel, that the Company has had valid defenses against the assessment of these taxes for both the assessed periods and for any subsequent periods. As a result, the potential for incurring the liability was deemed to be less than probable in accordance with SFAS 5. This opinion has been regularly re-affirmed by management since 2003, after consideration of any new developments and consultation with internal and external legal counsel. Consequently, the Company had not accrued for the liability based upon the above conclusions, but included appropriate disclosure in its periodic filings as to the nature, status and amount of this potential liability.

Stephen G. Krikorian,
Branch Chief — Accounting
Securities Exchange Commission
April 16, 2007

Management became aware of proposed changes in tax law brought forward by the Brazilian legislature on February 6, 2007. Management, along with its legal counsel, believed that certain elements of the proposed legislation, if enacted, as proposed, would likely increase the possibility of loss to a probable level. However, if such changes were not enacted, it was the opinion of management and its legal counsel that the likelihood of loss would remain below a probable level.
To be enacted, the proposed tax legislation required approval and signature into law by the Brazilian president. The president had the authority to veto, in whole or in part, the proposed legislation, in which case it would revert back to the legislature to either reconsider or to override the president’s veto through a vote to enact. At the time of our Form 10-K filing, it was not possible to assess the likelihood of the president signing the legislation into law, without revision or at all. As a result, we could not conclude at the time of filing that the likelihood of loss was at a probable level.
The Company acknowledges that such a fact pattern would constitute a Type I subsequent event in accordance with paragraph .03 of AICPA Auditing Standards AU Section 560 (“AS 560”). However, it remains management’s and legal counsel’s opinion that the confirming event for recognition of such a subsequent event was the signing of the legislation into law, which did not occur until February 28, 2007, after the Company’s filing on February 26, 2007 of its 2006 Form 10-K.
To provide maximum transparency on the status surrounding this matter, the Company included full disclosure of the potential for this change in the tax law, and its resulting estimated impacts, in its earnings release for the quarter and year-ended December 30, 2006, which was furnished to the SEC in its Form 8-K filing on February 15, 2007. This included disclosure of the Company’s conclusion on the timing of such liability recognition hinging on the president signing the proposed legislation into law. Additionally, the Company’s Form 10-K for the year-ended December 30, 2006 included an updated disclosure on the status related to this matter. Finally, on March 1, 2007, following the enactment of the legislation on the previous day, the Company filed its Form 8-K disclosing that it would record the charge for commercial taxes in its results for its quarter ending March 31, 2007.

Stephen G. Krikorian,
Branch Chief — Accounting
Securities Exchange Commission
April 16, 2007

Based on the facts and considerations cited above, management believes that the timing for recognition of the liability in this matter and the associated disclosures in the Company’s various SEC filings have properly complied with the guidance of SFAS 5 and AS 560. The Company regularly consulted with its independent auditors, PricewaterhouseCoopers, with respect to these events and circumstances, and they concurred with the position taken by the Company.
* * * * *
     As requested, on behalf of Ingram Micro Inc., we confirm that:
•	Ingram Micro is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Ingram Micro may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Stephen G. Krikorian,
Branch Chief — Accounting
Securities Exchange Commission
April 16, 2007

          Please feel free to call Lily Arevalo at (714) 382-2018 or the undersigned at (714) 382-3189, with any questions regarding these filings or responses.

Sincerely,

/s/ Larry C. Boyd

Larry C. Boyd
Senior Vice President,
Secretary and General Counsel

cc:	Jason Niethamer (SEC)
Randal S. Vallen (PricewaterhouseCoopers)
Greg Njoes (PricewaterhouseCoopers)
Winthrop Conrad (Davis Polk & Wardwell)
Alan Denenberg (Davis Polk & Wardwell)
Lily Y. Arevalo (Ingram Micro)